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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST, 2003

                        COMMISSION FILE NUMBER 333-105024

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                                  CASCADES INC.

                           404 MARIE-VICTORIN BLVD.
                            KINGSEY FALLS, QUEBEC
                              CANADA J0A 1B0
              (Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    /X/            Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   / /      No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________________.


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         This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Cascades Inc. (the "Company") for the purpose of providing the information filed by the Company on System for Electronic Document Analysis and Retrieval ("SEDAR") on August 26, 2003, copies of which are filed as Exhibit 1 and Exhibit 2 hereto and incorporated herein by reference.

       Exhibit Number                       Document
       --------------                       --------

              1 Quarterly Report for the six month period ended June 30, 2003, filed by Cascades Inc. on SEDAR on August 26, 2003

              2 Management Discussion and Analysis for the six month period ended June 30, 2003, filed by Cascades Inc. on SEDAR on August 26, 2003




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CASCADES INC.



                                            By: /s/ Robert F. Hall
                                               ------------------------------
                                            Name:  Robert F. Hall
                                            Title: Vice President, Legal
                                                   Affairs and Corporate
                                                   Secretary

Date:  August 27, 2003


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                                  EXHIBIT INDEX



       Exhibit Number                       Document
       --------------                       --------

              1 Quarterly Report for the six month period ended June 30, 2003, filed by Cascades Inc. on SEDAR on August 26, 2003

              2 Management Discussion and Analysis for the six month period ended June 30, 2003, filed by Cascades Inc. on SEDAR on August 26, 2003